Principal Funds, Inc. 711 High Street, Des Moines, IA 50392 515 247 5111 tel

March 4, 2019

Via EDGAR

Ms. Marianne Dobelbower
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Re:    Principal Funds, Inc. (the “Registrant”)
Preliminary Proxy Statement on Schedule 14A
Pursuant to the Securities Exchange Act of 1934
Registration No. 033-59474

Dear Ms. Dobelbower and Ms. Rossotto,

On behalf of the Registrant, this letter responds to your comments communicated to Britney Schnathorst, Adam Shaikh, and me by telephone on February 28, 2019 and Ms. Rossotto’s comments communicated to me by telephone on March 1, 2019 with respect to the Registrant’s preliminary proxy statement on Schedule 14A filed with the Securities and Exchange Commission on February 22, 2019 (the “Proxy Statement”). The Registrant will make changes in response to your comments in the Registrant’s Definitive 14A filing for the Proxy Statement.

Comment 1. In the section titled “Introduction - Summary of Proposals,” please clarify the Applicable Funds for Proposal 1 and Proposal 6(a).

Response: The Registrant will make the requested disclosure.

Comment 2. In the section titled "Voting Information - Solicitation procedures," please clarify whether the estimated solicitation cost represents the total estimated costs of solicitation.

Response: The Registrant will make the requested disclosure.

Comment 3. In the section titled "Voting Information - Expenses of the Meeting," please add further disclosure to explain how the expenses of the meeting will be allocated among the Funds.

Response: The Registrant will make the requested disclosure.

Comment 4. In the section titled “Proposal 1: Election of the Board of Directors,” please re-phrase the following in plain English: “All individuals who are current PFI Directors also serve as directors of PVC, another mutual fund sponsored by Principal Life, and as trustees of PETF, an exchange-traded fund sponsored by Principal Life. All individuals who are nominees as PFI Directors are also currently standing as nominees for election as directors or trustees, as applicable, of PVC and PETF and, if elected by those respective shareholders, will serve as directors or trustees, as applicable, of PVC and PETF. If the same individuals are not elected by the shareholders of each of PFI, PVC, and PETF, the compositions of those boards will differ. PFI, PVC, and PETF (collectively, the “Fund Complex”) currently offer shares of a combined total of 131 funds.”

Response: The Registrant will make the requested revision.

Comment 5. In the section titled “Required vote” in Proposal 2, please revise to provide examples of what action the Board may take if shareholders do not approve this proposal.

Response: The Registrant will make the requested disclosure.

Comment 6. Please confirm supplementally whether shareholders are voting to terminate Stone Harbor Investment Partners LP (“Stone Harbor”) in Proposal 3.

Response: The Registrant confirms that shareholders are not voting to terminate Stone Harbor in Proposal 3. Shareholders are only voting to approve the new Sub-Advisory Agreement with Finisterre Capital LLP in Proposal 3.

Comment 7. In Proposal 3, please disclose whether Finisterre Capital LLP is registered with the Securities and Exchange Commission as an investment advisor under the Investment Advisers Act of 1940.

Response: The Registrant will make the requested disclosure.

Comment 8. In Proposal 3, please reconcile the following two statements:

(1)
“Finisterre has advised PFI that it does not act as an investment advisor or sub-advisor of any registered investment company having the same investment objective and policies as those of the emerging markets debt sleeve that it will be managing for GDI.”

(2)
“The Board considered Finisterre's representation that it does not have any advisory clients with a lower fee for the specific mandate that it will manage for GDI and PGI's statement that it found the proposed sub-advisory fee schedule is competitive.”

Response: The Registrant respectfully declines to make any changes, as it believes the above two sentences are not inconsistent. The first sentence is meant to be responsive to Item 22(c)(10) of Schedule 14A and pertains to registered investment companies only. The second sentence pertains to any advisory clients, which is not limited to registered investment companies.

Comment 9. In the section titled “Board Evaluation of New Sub-Advisory Agreement” in Proposal 3, you state the following: “In this connection, the Board noted GDI's proposed addition of a seven basis point contractual fee waiver through February 29, 2020.” Please confirm supplementally the terms of this contractual fee waiver.

Response: PGI has contractually agreed to limit GDI’s expenses (excluding interest expense, short sale dividend and interest expense, acquired fund fees and expenses, and other extraordinary expenses) on certain share classes of GDI. The reductions and reimbursements are in amounts that maintain total operating expenses at or below certain limits. The limits are expressed as a percentage of average daily net assets attributable to each respective class on an annualized basis. The expenses borne by PGI are subject to reimbursement by GDI through the fiscal year end, provided no reimbursement will be made if it would result in GDI’s exceeding the total operating expense limits.

Comment 10. In the section titled “Background” in Proposal 4, please re-phrase the following in plain English: “The Board proposes that shareholders of each Group A Fund approve the proposal to permit PGI, in its capacity as the investment manager to that Group A Fund and subject to Board approval, to enter into and/or materially amend sub-advisory agreements with wholly-owned affiliated sub-advisors (in addition to the already permitted unaffiliated sub-advisors) without obtaining shareholder approval pursuant to the Wholly-Owned Order if the Board concludes that the new or amended sub-advisory agreement would be in the best interests of such Group A Fund and its shareholders.”

Response: The Registrant will make the requested revision.

Comment 11. In the second sentence of Proposal 6(c), please change “25% or more” to “more than 25%.”

Response: The Registrant will make the requested revision.

Comment 12. Please revise Proposal 6(d) to be consistent with the staff’s policy on concentration.

Response: The Registrant will make the requested revision.

Please call me at 515-247-5419 if you have any questions.

Sincerely,

/s/ Laura Latham

Laura Latham
Assistant Counsel, Registrant